June 24, 2019

Patrick McCaney
Chief Executive Officer
Oaktree Acquisition Corp.
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071

       Re: Oaktree Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 6, 2019
           CIK No. 0001773751

Dear Mr. McCaney:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 29, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Election of Directors, page 22

1. Please disclose the substance of your response to prior comment 4 and include appropriate risk factor disclosure regarding the applicable exemptions to corporate governance rules on which you could rely.
Manner of conducting redemptions, page 31

2. We note your response to prior comment 5. Please expand your response to also address the percentage of your outstanding voting securities that are directly or indirectly owned of record by residents of the United States for purposes of the definition of "foreign
 Patrick McCaney
Oaktree Acquisition Corp.
June 24, 2019
Page 2
         private issuer" under Rule 405.
If we are unable to consummate an initial business combination..., page 53

3. As requested by prior comment 9, clarify the duration of the liquidation process.
We are not registering the Class A ordinary shares issuable upon exercise of the warrants, page
54

4. As requested by prior comment 10, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.
We may issue . . ., , page 57

5. Your response to prior comment 11 relates to additional shares "issued in connection with an initial business combination." Your revisions on page 58 relate to additional shares issued prior to an initial business combination. Please reconcile. Redemption of Public Shares and Liquidation If No Initial Business Combination, page 113

6. Although we note your revised disclosure in response to prior comment 12 regarding your beliefs, it remains unclear whether shareholders who receive funds from the trust account in connection with a liquidation could be liable for amounts greater than the amount they so received. Please revise your disclosure to clarify it this is a possible outcome.
Principal Shareholders, page 134

7. We note from your response to prior comment 13 that the entity that controls your sponsor is controlled by a board of managers. Please revise footnote 3 to identify the natural persons on the board of managers who have or share voting and/or dispositive power with respect the securities held by your sponsor.
Redemption of warrants for Class A ordinary shares, page 146

8. From your response to prior comment 17, it appears that purchasers of your warrants could be required to accept securities of another entity without any further action on their
FirstName LastNamePatrick McCaney
       part. If the other entity's securities are not registered for sale at the time of your offer and Comapany NameOaktree Acquisition Corp. your analysis of how the offer and sale of the sale of the warrants, please provide us
June 24, 2019 Page 2 be consistent with Section 5 of the Securities Act.
       warrants would
FirstName LastName
 Patrick McCaney
FirstName LastNamePatrick McCaney
Oaktree Acquisition Corp.
Comapany NameOaktree Acquisition Corp.
June 24, 2019
Page 3
June 24, 2019 Page 3
FirstName LastName
        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Electronics
and Machinery
cc:      Christian O. Nagler, Esq.